# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SELECT MEDICAL HOLDINGS CORP, CIK 0001320414
CUSIP: 81619Q105
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania (PA), 17055
Date of event which requires filing of this statement: 11/24/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000918697
Persons authorized to receive notices and communications: Robert A. Ortenzio, 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania (PA), 17055, 717 972-1100

## Reporting persons
- ORTENZIO ROBERT A (CIK 0000918697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,081,788; shared voting power 6,937,947; sole dispositive power 7,081,788; shared dispositive power 6,937,947; aggregate amount beneficially owned 14,019,735 (11.3% of the class)
  Comment: 1. Items 8, 10, 11 and 13 include 7,081,788 shares over which the Reporting Person has the sole power to vote and dispose of as well as the following shares that the Reporting Person may be deemed to beneficially own, as the Reporting Person may be deemed to have current shared power to vote or direct the vote of and to dispose of or direct the disposition therefor: (a) 200,000 shares held by the Robert and Angela Ortenzio Family Foundation, of which the Reporting Person is a co-trustee, (b) 532,152 shares held by the Rocco and Nancy Ortenzio Family Foundation, of which the Reporting Person is a co-trustee, (c) 1,279,000 shares owned by the Robert A. Ortenzio Descendants Trust, for which the Reporting Person serves as a member of the board of directors of Select Asset Management & Trust LLC (the "Select Trustee"), a co-trustee, (d) 280,415 shares held by the Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio, for which the Reporting Person serves as a member of the board of directors of the Select Trustee, a co-trustee, (e) 280,415 shares held by the Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio for which Mr. Robert A. Ortenzio, for which the Reporting Person serves as a member of the board of directors of the Select Trustee, a co-trustee, (f) 280,415 shares held by the Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio, for which the Reporting Person serves as a member of the board of directors of the Select Trustee, a co-trustee, (g) 4,028,767 shares held by the Rocco A. Ortenzio Revocable Trust, of which the Reporting Person is a co-trustee, (h) 16,182 shares beneficially owned by the Estate of Rocco A. Ortenzio through Select AP Investors, L.P., for which the Reporting Person may be deemed to exercise control in his capacity as a trustee of such Estate, (i) 30,601 shares beneficially owned by the Estate of Rocco A. Ortenzio through Select Investments III, L.P., for which the Reporting Person may be deemed to exercise control in his capacity as a trustee of such Estate, and (j) 10,000 shares held by the spouse of the deceased Rocco A. Ortenzio, over which the Reporting Person shares a power of attorney.
  
  2. The percentage in Item 13 is based on 123,817,591 Common Stock shares outstanding of Select Medical Holdings Corporation as of September 30, 2025.
- JACKSON MARTIN F (CIK 0001168882): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,383,421; shared voting power 2,634; sole dispositive power 1,383,421; shared dispositive power 2,634; aggregate amount beneficially owned 1,383,421 (1.1% of the class); the aggregate amount excludes certain shares
  Comment: 1. Items 8 and 10 contain 2,634 shares beneficially owned by the Reporting Person's child over whom the Reporting Person is a court-appointed guardian. The Reporting Person disclaims beneficial ownership in all such shares.
  
  2. The percentage in Item 13 is based on 123,817,591 Common Stock shares outstanding of Select Medical Holdings Corporation as of September 30, 2025.
- ESTATE OF ROCCO A. ORTENZIO: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,085,550; sole dispositive power 0; shared dispositive power 4,085,550; aggregate amount beneficially owned 4,085,550 (3.3% of the class)
  Comment: 1. Items 8, 10, 11 and 13 include the following shares that the Reporting Person may be deemed to beneficially own, as the Reporting Person may be deemed to have current shared power to vote or direct the vote of and to dispose of or direct the disposition therefor: (a) 4,028,767 shares held by the Rocco A. Ortenzio Revocable Trust, (b) 16,182 shares held by Select AP Investors, L.P., (c) 30,601 shares held through Select Investments III, L.P., and (d) 10,000 shares held by the spouse of the deceased Rocco A. Ortenzio.
  
  2. The percentage in Item 13 is based on 123,817,591 Common Stock shares outstanding of Select Medical Holdings Corporation as of September 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: SELECT MEDICAL HOLDINGS CORP
Address of issuer's principal executive offices: 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania (PA), 17055
Comment: This Schedule 13D relates to the Common Stock shares, par value $0.001 (the "Shares"), issued by Select Medical Holdings Corp (the "Issuer"). The Issuer's principal executive office is located at 4714 Gettysburg Road, Mechanicsburg, Pennsylvania 17055.

## Item 2. Identity and Background
Name of person filing:
The reporting persons (each, a "Reporting Person" and, collectively, the "Reporting Persons") are:

Robert A. Ortenzio c/o Select Medical Holdings Corporation 4714 Gettysburg Road, P.O. Box 2034 Mechanicsburg, Pennsylvania 17055

Martin F. Jackson c/o Select Medical Holdings Corporation 4714 Gettysburg Road, P.O. Box 2034 Mechanicsburg, Pennsylvania 17055

Estate of Rocco A. Ortenzio c/o Select Medical Holdings Corporation 4714 Gettysburg Road, P.O. Box 2034 Mechanicsburg, Pennsylvania 17022
Residence or business address: See (a) above.
Present principal occupation or employment:
Robert A. Ortenzio co-founded the Issuer and his present principal occupation or employment is serving as Executive Chairman of the Board of Directors (the "Board") of the Issuer.

Martin F. Jackson's present principal occupation or employment is serving as Senior Executive Vice President of Strategic Finance and Operations of the Issuer.

Rocco A. Ortenzio co-founded the Issuer and was Vice Chairman and Co-Founder of the Issuer. Rocco A. Ortenzio passed away on October 26, 2024.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See (d) above.
Citizenship:
Citizenship:

Robert A. Ortenzio - United States
Martin F. Jackson - United States
Estate of Rocco A. Ortenzio - United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares held by Mr. Ortenzio were issued to him as compensation for his roles as officer and director of the Issuer, as well as Shares owned prior to the initial public offering of the Shares of the Issuer as co-founder of the Issuer.

The Shares held by Mr. Jackson were issued to him as compensation for his role as an officer and employee of the Issuer.

The Shares held by the Estate of Rocco A. Ortenzio were Shares issued to Rocco A. Ortenzio as compensation for his roles as officer and director of the Issuer, as well as Shares owned prior to the initial public offering of the Shares of the Issuer as co-founder of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Ortenzio has filed a Statement of Beneficial Ownership on Schedule 13G and amendments thereto with respect to his beneficial ownership of his Shares, a portion of which were acquired prior to the initial public offering of the shares of the Issuer and the remainder of which have been acquired by Mr. Ortenzio as compensation for his roles as an officer and director with the Issuer or otherwise purchased for investment purposes. As a result of the actions described below, Mr. Ortenzio is now converting his beneficial ownership filing on Schedule 13G to a filing on this Schedule 13D.

Mr. Jackson acquired beneficial ownership of his shares of the Issuer as compensation for his role as an employee and officer of the Issuer.

The Estate of Rocco Ortenzio has filed a Statement of Beneficial Ownership on Schedule 13G and amendments thereto with respect to its beneficial ownership of its Shares, a portion of which were acquired prior to the initial public offering of the shares of the Issuer and the remainder of which were acquired by Rocco A. Ortenzio as compensation for his roles as an officer and director with the Issuer or otherwise purchased for investment purposes. As a result of the actions described below, the Estate of Rocco A. Ortenzio is now converting its beneficial ownership filing on Schedule 13G to a filing on this Schedule 13D.

Mr. Ortenzio serves as the executive chairman of the Board. Mr. Jackson is the Senior Executive Vice President of Strategic Finance and Operations at the Issuer. Therefore, such Reporting Persons regularly engage in discussions with management of the Issuer, the Board, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer's business to considering or exploring extraordinary corporate transactions, including the events listed in clauses (a) through (j) of Item 4 of Schedule 13D.

On November 24, 2025, the Reporting Persons, including Mr. Ortenzio acting on behalf of the Estate of Rocco A. Ortenzio, agreed to submit a proposal to the Issuer related to a potential transaction whereby the Reporting Persons and certain other financing sources would acquire all of the issued and outstanding Shares not already owned by the Reporting Persons. On November 24, 2025, Mr. Ortenzio delivered a non-binding proposal (the "Proposal Letter") to the Board to offer to acquire all such Shares at a price of $16.00 to $16.20 per share, payable in cash (the "Proposal"). The Proposal is subject to completion by the Reporting Persons of customary due diligence.

The foregoing description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Letter, which is filed as Exhibit 99.2 hereto and is incorporated by reference into this Item 4.

There can be no assurance that any discussions that may occur between the Reporting Persons and the Issuer with respect to the Proposal will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction will be subject to a number of contingencies that are beyond the control of the Reporting Persons, including the approval of the Board, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement, including receipt of all necessary regulatory approvals.

Except as may be required by law, the Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the Board and the Reporting Persons have approved a specific transaction, if any, and the Reporting Persons and the Board have then entered into a definitive agreement to effect such transaction or discussions concerning such transaction have been terminated.

If the transaction described in the Proposal Letter is not consummated, the Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and depending on market conditions and other factors may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Any Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market, block trades or privately negotiated transactions. Any actions any Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer's securities; and other factors and future developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of Shares beneficially owned by each Reporting Person (on the basis of a total of 123,817,591 Shares outstanding of the Issuer as of September 30, 2025) is as follows:
Number of shares as to which each person has sole or shared power to vote or dispose:
Robert A. Ortenzio

(a) The following amount of shares may be deemed beneficially owned by Mr. Ortenzio: 14,019,735; Percentage: 11.3%.

(b) Mr. Ortenzio may be deemed to have (i) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 7,081,788 Shares and (ii) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,937,947 Shares (including (a) 200,000 Shares held by the Robert and Angela Ortenzio Family Foundation, of which the Mr. Ortenzio is a co-trustee, (b) 532,152 Shares held by the Rocco and Nancy Ortenzio Family Foundation, of which the Mr. Ortenzio is a co-trustee, (c) 1,279,000 Shares owned by the Robert A. Ortenzio Descendants Trust, for which the Mr. Ortenzio serves as a member of the board of directors of Select Asset Management & Trust LLC (the "Select Trustee"), a co-trustee, (d) 280,415 Shares held by the Robert A. Ortenzio April 2014 Trust for Kevin M. Ortenzio, for which the Mr. Ortenzio serves as a member of the board of directors of the Select Trustee, a co-trustee, (e) 280,415 Shares held by the Robert A. Ortenzio April 2014 Trust for Bryan A. Ortenzio for which Mr. Robert A. Ortenzio, for which the Mr. Ortenzio serves as a member of the board of directors of the Select Trustee, a co-trustee, (f) 280,415 Shares held by the Robert A. Ortenzio April 2014 Trust for Madeline G. Ortenzio, for which the Mr. Ortenzio serves as a member of the board of directors of the Select Trustee, a co-trustee, (g) 4,028,767 Shares held by the Rocco A. Ortenzio Revocable Trust, of which the Mr. Ortenzio is a co-trustee, (h) 16,182 Shares beneficially owned by the Estate of Rocco A. Ortenzio through Select AP Investors, L.P., for which the Reporting Person may be deemed to exercise control in his capacity as a trustee of such Estate, (i) 30,601 Shares beneficially owned by the Estate of Rocco A. Ortenzio through Select Investments III, L.P., for which the Reporting Person may be deemed to exercise control in his capacity as a trustee of such Estate, and (j) 10,000 Shares held by the spouse of the deceased Rocco A. Ortenzio, over which the Mr. Ortenzio Shares a power of attorney).

Martin F. Jackson:

(a) Amount of shares beneficially owned: 1,383,421; Percentage: 1.1%.

(b) Mr. Jackson may be deemed to have (i) the sole power to vote or to direct the vote of and to dispose or direct the disposition of 1,383,421 Shares and (ii) the shared power to vote or to direct the vote of and to dispose or direct the disposition of 2,634 Shares held by Mr. Jackson's child, over whom he is a court-appointed guardian. Mr. Jackson disclaims the beneficial ownership of all Shares not directly owned by him.

The Estate of Rocco A. Ortenzio:

(a) Amount of shares beneficially owned: 4,085,550; Percentage: 3.3%.

(b) The Estate of Rocco A. Ortenzio may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,937,947 Shares (including (a) 4,028,767 Shares held by the Rocco A. Ortenzio Revocable Trust, (b) 16,182 shares held by Select AP Investors, L.P., (c) 30,601 Shares held through Select Investments III, L.P., and (d) 10,000 Shares held by the spouse of the deceased Rocco A. Ortenzio).
Transactions in the class effected during the past sixty days: No transactions in Issuer Stock were affected by, or with respect to, the Reporting Persons listed in Item 2 within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Shares reported by such persons on the cover pages of the Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares beneficially owned by the Reporting Persons or, to the Reporting Persons' knowledge, the Listed Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3, 4, and 5 (a)-(b) is hereby incorporated by reference in this Item 6. The descriptions of the any contracts, arrangements, understandings, or relationships in Items 3, 4, and 5(a)-(b) in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents and descriptions and are hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are filed as exhibits:

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Exhibit 99.1 - Joint Filing Agreement, dated as of November 24, 2025, by and among the Reporting Persons

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Exhibit 99.2 - Proposal Letter, dated November 24, 2025

## Signatures
- ORTENZIO ROBERT A: /s/ Robert A. Ortenzio, Robert A. Ortenzio (11/24/2025)
- JACKSON MARTIN F: /s/ Martin F. Jackson, Martin F. Jackson (11/24/2025)
- ESTATE OF ROCCO A. ORTENZIO: /s/ Robert A. Ortenzio, Robert A. Ortenzio, Authorized Signatory (11/24/2025)